Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Beasley Broadcast Group, Inc.:

We consent to the incorporation by reference in this registration statement on Form S–8 of Beasley Broadcast Group, Inc., relating to the Beasley Broadcast Group, Inc. 2007 Equity Incentive Award Plan, of our report dated March 6, 2006, with the respect to the consolidated balance sheet of Beasley Broadcast Group, Inc. as of December 31, 2005, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2005, and the related financial statement schedule, which report appears in the December 31, 2006, annual report on Form 10–K of Beasley Broadcast Group, Inc.

August 14, 2007

Tampa, Florida

Certified Public Accountants